SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                        Amendment No. 4 to
                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                            LXE Inc.
-----------------------------------------------------------------
                       (Name of Issuer)

             Common Stock, par value $.01 Per Share
-----------------------------------------------------------------
                (Title of Class of Securities)

                          502465 10 7
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                        (CUSIP Number)

                      William S. Jacobs
                Electromagnetic Sciences, Inc.
                    660 Engineering Drive
                   Technology Park/Atlanta
                        P.O. Box 7700
                 Norcross, Georgia 30091-7700
                  (770) 263-9200, ext. 4214

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                       December 31, 1996

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13 G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Names of Reporting Person (S.S. or I.R.S. Identification
     Nos. of Above Persons):

     Electromagnetic Sciences, Inc.          58-1035424
     LXE Inc.                                58-1829757

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions):

     a.
     b.

3.   SEC Use Only

4.   Source of Funds (See Instructions):  WC, OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):

     Not Applicable

6.   Citizenship or Place of Organization:  Georgia

     Number of Shares    7.   Sole Voting Power: 5,574,518
     Beneficially owned  8.   Shared Voting Power:
     by Each Reporting   9.   Sole Dispositive Power: 5,574,518
     Person With:       10.   Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  5,574,518

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     Not Applicable

13.  Percent of Class represented by amount in Row (11):

     100%

14.  Type of Reporting Person (See Instructions):  CO




Item 2.        Identity and Background.

     In addition to Electromagnetic Sciences, Inc. ("ELMG"), the person filing this Statement is LXE Inc., a Georgia corporation originally organized under the name LXE Merger Subsidiary, Inc. ("MergSub"), whose name was changed to LXE Inc. in the Merger described in Item 5. MergSub is a wholly owned subsidiary of ELMG and was organized solely for the purpose of effecting the Merger. The address of MergSub's principal business and executive offices is 303 Research Drive, Technology Park/Atlanta, Norcross, Georgia 30092.

     MergSub has not, during the past five years, been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in MergSub having been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     The names, addresses, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of MergSub's executive officers and directors are as follows. No other individual or corporation (other than ELMG) controls MergSub. Each of the following individuals is a citizen of the United States:

                                                         Name and
Name and Position          Principal Occupation         Address of
  With MergSub                (if different)             Employer
-----------------       -------------------------   ------------------

Don T. Scartz           Senior Vice President and   ELMG
 Director, Treasurer    Chief Financial Officer,    660 Engineering Dr.
 and Chief Financial    and Treasurer, of ELMG      Norcross, GA 30092
 Officer

Thomas E. Sharon        Chief Executive Officer of  ELMG
 Chairman of the Board  ELMG                        660 Engineering Dr.
 and Chief Executive                                Norcross, GA 30092
 Officer

William S. Jacobs       Vice President and          ELMG
 Director, General      General Counsel of ELMG     660 Engineering Dr.
 Counsel and Secretary                              Norcross, GA 30092

John J. Farrell                                     LXE Inc.
 President                                          303 Research Dr.
                                                    Norcross, GA 30092

William H. Roeder                                   LXE Inc.
 Vice President,                                    303 Research Dr.
 Product Marketing                                  Norcross, GA 30092



     None of the foregoing individuals has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being or having been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 5.   Interest and Securities of the Issuer.

     On November 27, 1996, ELMG initiated its offer (the "Exchange Offer") to exchange .75 of its shares of common stock for each LXE Share tendered for exchange and not withdrawn on or prior to December 30, 1996, subject to the conditions that the number of LXE Shares so tendered would increase ELMG's ownership to in excess of 90% of the outstanding LXE Shares, and subject to the further condition that the transaction had been approved by the shareholders of ELMG. ELMG shareholder approval occurred at a Special Meeting of the shareholders held on December 30, 1996, by a vote of 4,098,015 shares in favor and 205,015 shares against. At the expiration of the Exchange Offer, 812,542 LXE Shares had been tendered for exchange, and these Shares were accepted for exchange by ELMG on December 31, 1996. Following such acceptance, ELMG held 5,355,716 LXE Shares or 96% of those outstanding. Also on December 31, 1996, ELMG transferred its LXE Shares to its wholly owned subsidiary, MergSub, and MergSub exercised its right, as the holder of in excess of 90% of the outstanding LXE Shares, to cause a merger (the "Merger") with LXE in which all remaining publicly held LXE Shares were each converted into .75 ELMG Shares. In connection with the Merger, the name of MergSub was changed to LXE Inc., and it survived as a wholly owned subsidiary of ELMG, holding all business assets and operations previously held by LXE Inc. The former officers of LXE Inc. continue as officers of the surviving subsidiary, and following the Merger the Board of Directors of the surviving subsidiary included no members who were not employed by or otherwise affiliated with ELMG.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     As a result of the Merger, the LXE Inc. shares are no longer quoted for trading in the NASDAQ National Market System or in any other market, and will be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended.



Item 7.   Material to be Filed as Exhibits

     1.  Agreement and Plan of Merger entered as of December 31,
         1996, among Electromagnetic Sciences, Inc., LXE Inc. and
         LXE Merger Subsidiary, Inc.




                              Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                   January 6, 1996

                                   ELECTROMAGNETIC SCIENCES, INC.



                                   By: /s/ Thomas E. Sharon
                                       --------------------------
                                       Thomas E. Sharon
                                       President and Chief
                                        Executive Officer






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




                                                          Exhibit 1


                      AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT is entered into as of December 31, 1996 among Electromagnetic Sciences, Inc., a Georgia corporation ("ELMG"),
LXE Inc., a Georgia corporation ("LXE"), and LXE Merger
Subsidiary, Inc., a Georgia corporation wholly owned by ELMG
("Mergsub").

     WHEREAS, the shareholders and the Board of Directors of ELMG, and the Board of Directors of Mergsub, have approved the merger of LXE with and into Mergsub (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the provisions of the Georgia Business Corporation Code (the "GBCC"); and

     WHEREAS, Mergsub owns at least 90% of the issued and outstanding common stock, $.01 par value per share, of LXE (the
"LXE Shares"), and, therefore, the Merger can be effected pursuant to Section 14-2-1104 of the GBCC without the approval of the Board of Directors of LXE or the shareholders of Mergsub or LXE.

     THEREFORE, in consideration of the foregoing premises and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, LXE and Mergsub, intending to be legally bound, hereby agree as follows:

                            ARTICLE I
                             MERGER

     1.1  The Merger.  At the Effective Time (as defined in
Section 1.3). LXE shall be merged with and into Mergsub as provided herein. Thereupon, the corporate existence of Mergsub, with all its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger, and the corporate identity and existence, with all the purposes, powers and objects, of LXE shall be merged into Mergsub, and Mergsub, as the corporation surviving the Merger, shall be fully vested therewith. The separate existence and corporate organization of LXE shall cease upon the Merger becoming effective as herein provided and thereupon Mergsub and LXE shall be a single corporation (herein sometimes called the "Surviving Corporation").

     1.2 Filing. The Surviving Corporation shall cause a certificate of merger in substantially the form of Exhibit A attached hereto (the "Certificate of Merger") to be filed with the office of the Secretary of State of Georgia on the date mutually agreed by ELMG, LXE and Mergsub.

     1.3 Effective Time of the Merger. The Merger shall be effective at the time that the filing of the Certificate of Merger with the Secretary of State of Georgia is completed, which time is sometimes referred to herein as the "Effective Time" and the date thereof is referred to herein as the "Effective Date."



                         ARTICLE II
               ARTICLES OF INCORPORATION; BYLAWS;
                    DIRECTORS AND OFFICERS

     2.1 Article. The Articles of Incorporation of Mergsub as in effect immediately before the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be LXE Inc.

     2.2 Bylaws. The Bylaws of Mergsub as in effect immediately before the Effective Time shall continue unchanged as the Bylaws of the Surviving Corporation until they are altered, amended or repealed in accordance with law, the Articles of Incorporation of the Surviving Corporation or such Bylaws.

     2.3  Directors and Officers.

     (a) From and after the Effective Time, the members of the Board of Directors of the Surviving Corporation shall consist of the members of the Board of Directors of Mergsub immediately before the Effective Date, each of such persons to serve until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. If, on or after the Effective Time, a vacancy exists in the Board of Directors of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law and the Bylaws of the Surviving Corporation.

     (b) From and after the Effective Time, each of the officers of LXE shall be such officer of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier death, resignation or removal, and in such capacity shall be vested with any and all authority and responsibility to which he or she was theretofore vested in his or her capacity as an officer of LXE.


                           ARTICLE III
               CONVERSION AND EXCHANGE OF SHARES;
                FRACTIONAL SHARES; STOCK OPTIONS

     3.1 Conversion. At the Effective Time, the issued LXE Shares shall, by virtue of the Merger and without any action on the part of the holders thereof, become and be converted or be cancelled as follows: (A) Each outstanding share (excluding any shares held in the treasury, or owned by Mergsub, LXE or any subsidiary of LXE) shall be converted into and become the right to receive .75 shares of common stock, $.10 par value per share, of ELMG ("ELMG Shares"); and (B) each LXE Share held in the treasury, or owned by Mergsub, LXE or any subsidiary of LXE shall be cancelled, retired and cease to exist, and no payment shall be made in respect thereof.

     3.2  Exchange of Shares; Fractional Shares.

     (a) ELMG has selected a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the consideration specified in Section 3.1(A), upon surrender of certificates representing LXE Shares. Promptly after the Effective Time, ELMG shall deposit or cause to be deposited with the Exchange Agent the number of newly-issued ELMG Shares required to be exchanged for LXE Shares pursuant to the Merger.

     (b) Promptly after the Effective Time, the Exchange Agent shall mail to each record holder (other than ELMG), as of the Effective Date, of an outstanding certificate or certificates which immediately before the Effective Time represented LXE Shares (each a "Certificate" and collectively the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon proper delivery of such Certificate to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for ELMG Shares. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the appropriate number of ELMG Shares and such Certificate shall forthwith be cancelled.

     (c) No holder of LXE Shares shall receive fractional ELMG Shares in the Merger, and all such fractional share interests that otherwise would be issued shall be aggregated and sold by the Exchange Agent, which shall distribute the proceeds of such sale to the former holders of LXE Shares pro rata based on the fractional share interest each such holder would otherwise be entitled to receive.

     (d) All consideration paid upon the surrender of LXE Shares in accordance with the terms hereof shall be deemed to have been paid, in full satisfaction of all rights pertaining to such shares. After the Effective Time, there shall be no registration of transfers on the stock transfer books of LXE of LXE Shares which were outstanding immediately before the Effective Time.
If, after the Effective Time, Certificates are presented to the Surviving Corporation for any purpose, they shall be cancelled and exchanged for the consideration provided in this Article III.

     3.3 Stock Options. At the Effective Time, all outstanding stock options that have been granted under LXE's 1989 Stock Incentive Plan (the "LXE Plan") shall be converted into options to acquire a proportionate number of ELMG Shares under ELMG's 1992 Stock Incentive Plan (the "ELMG Plan"). To effect such conversion, each option to acquire an LXE Share under the LXE Plan outstanding immediately before the Effective Time shall be converted into an option to acquire .75 ELMG Shares under the ELMG Plan, and the per-share exercise price of each such converted option shall be increased by one-third.



                             ARTICLE IV
                    CERTAIN EFFECTS OF THE MERGER

     4.1 Effect of the Merger. On and after the Effective Time and pursuant to the GBCC, the Surviving Corporation shall possess all the rights, privileges, immunities, powers and purposes of each of LXE and Mergsub; all of the property, real and personal, including subscriptions to shares, causes of action and every other asset of LXE and Mergsub shall vest in the Surviving Corporation without further act or deed; and the Surviving Corporation shall assume and be liable for all the liabilities, obligations and penalties of LXE and Mergsub. No liability or obligation due or to become due and no claim or demand for any cause existing against either LXE or Mergsub, or any shareholder, officer or director thereof, shall be released or impaired by the Merger, and no action or proceeding, whether civil or criminal, then pending by or against LXE or Mergsub, or any shareholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, or the Surviving Corporation may be substituted in any such action or special proceeding in a place of LXE or Mergsub.

     4.2 Further Assurances. If at any time after the Effective Time, the Surviving Corporation determines that any further deeds, assignments or assurances in law or any other things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of LXE acquired or to be acquired by reason of, or as a result of, the Merger, LXE and Mergsub agree that LXE, Mergsub and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of Mergsub and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Mergsub or otherwise to take any and all such action.




                            ARTICLE V
                          MISCELLANEOUS

     5.1 Closing. A closing (the "Closing" and the date and time thereof being the "Closing Date") will be held as soon as practicable at such place as the parties may agree. Immediately thereafter, the Certificate of Merger will be filed.

     5.2 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     5.3 Headings. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of its provisions.

     5.4 Variations and Amendment. This Agreement may be varied or amended only by written action of ELMG, LXE and Mergsub.

     5.5 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Georgia, without regard to its conflict of laws rules.

     5.6 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     5.7 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, all of which shall remain in full force and effect.


     IN WITNESS WHEREOF, ELMG, LXE and Mergsub have executed this
Merger Agreement as of the date first above written.


                         ELECTROMAGNETIC SCIENCES, INC.


                         By:    /s/ Thomas E. Sharon
                            ------------------------
                         Title:  President and Chief
                         Executive Officer

Attest:

   /s/ William S. Jacobs
----------------------------
William S. Jacobs, Secretary


                         LXE MERGER SUBSIDIARY, INC.


                         By:    /s/ Thomas E. Sharon
                            -------------------------
                         Title:  President

Attest:

   /s/ William S. Jacobs
----------------------------
William S. Jacobs, Secretary


                         LXE INC.


                         By:    /s/ Thomas E. Sharon
                            ---------------------------
                         Title:  Chief Executive Officer
Attest:

 /s/ William S. Jacobs
----------------------------
William S. Jacobs, Secretary